ROBERT BRANTL, ESQ.
                                 322 4th Street
                               Brooklyn, NY 11215
                                  718-768-6045
                               718-965-4042 (fax)

                                               July 16, 2006

Via EDGAR
Ryan C. Milne
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

 Re: The Bralorne Mining Company
     Item 4.01, Form 8-K
     Filed July 10, 2006
     File No. 0-25707

Dear Mr. Milne:

     I am writing in response to your letter to Michael Liu dated July 10, 2006. The Staff's comments that were set forth in your letter are repeated below in bold italics.

Form 8-K filed July 10, 2006

        1. WE NOTE THAT YOU ARE ENGAGED IN THE EXPLORATION OF THE BRALORNE AREA OF BRITISH COLUMBIA, CANADA, AND THAT YOU HAVE RETAINED ZHONG
YI C.P.A. COMPANY LIMITED, AND ACCOUNTING FIRM FROM HONG KONG, TO
AUDIT YOUR FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED NOVEMBER
30, 2006.  PLEASE TELL US HOW YOU CONCLUDED THAT IT IS APPROPRIATE
TO HAVE AN AUDIT REPORT ISSUED BY AN AUDITOR LICENSED OUTSIDE OF
THE UNITED STATES OR CANADA, IN LIGHT OF YOUR INCORPORATION IN THE
UNITED STATES AND THE MAJORITY OF YOUR ASSETS AND CORPORATE OFFICES
ARE LOCATED IN CANADA.  FURTHER GUIDANCE MAY BE FOUND IN SECTION
5.K OF "INTERNATIONAL REPORTING AND DISCLOSURE ISSUES IN THE
DIVISION OF CORPORATION FINANCE" ON THE COMMISSION'S WEBSITE AT
HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/INTERNATL/CFIRDISSUES1104.HTM.

PLEASE TELL US WHETHER YOUR MANAGEMENT AND ACCOUNTING RECORDS ARE
LOCATED IN THE UNITED STATES OR CANADA AS WELL AS WHERE THE
MAJORITY OF THE AUDIT WORK WILL BE CONDUCTED.

     1. On July 13 Bralorne Mining filed on EDGAR an information statement pursuant to Rule 14f-1. The Statement discloses that ten days after it is mailed to the shareholders of record, two residents of China will become the Board of Directors of Bralorne Mining. It is their intention to move the management and accounting records of Bralorne Mining from Canada, where they are now located, to China. It is also their intention to abandon the mining operations of the company and replace them with China-based operations, although the specific acquisitions have not yet been determined. To accommodate these plans, current management of Bralorne Mining agreed to replace the company's auditor with an auditor favored by the new management. Based on the factors listed in Section 5.K of the Issue identified in your comment (location of business, location of records, location of audit work), the appointment of an auditor based in Hong Kong appears appropriate.

        2. WE NOTE THAT YOU WILL FILE A COPY OF EXHIBIT 16 LETTER FROM YOUR FORMER ACCOUNTANTS IN A FUTURE AMENDMENT. WE MAY HAVE FURTHER COMMENTS
UPON THE FILING OF SUCH LETTER.

     2. Exhibit 16 was filed in an amendment to Form 8-K filed on July 14, 2006


                                         Sincerely,

                                         /s/ Robert Brantl
                                         ---------------------
                                         Robert Brantl

                               ACKNOWLEDGEMENT

     The undersigned, as President of The Bralorne Mining Company, hereby acknowledges that:

     - The Bralorne Mining Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Bralorne Mining Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Yours,

                                          /s/ Jeff Yenyou Zheng
                                          -----------------------------

                                          Jeff Yenyou Zheng, President